14040198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 24216 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Popular Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 Ponce de León Ave., Suite 1200
(No. and Street)

| San Juan | PR | 00918 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beatriz Díaz — 787-758-7400 ext. 4759
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

| 254 Muñoz Rivera Ave. | San Juan | PR | 00918 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
02 REGISTRATIONS BRANCH

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Gregory Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Popular Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit No. -2728- (Copy)

Signature

In San Juan, Puerto Rico, this 25th day of February, 2014.

President

Title

Notary Public

ILLICH OMAR COLON PUERTO RICO ABOGADO-NOTARIO

RECIBO

10918779

9397
10/10/2013
$5.00
$5 Sello Asistencia Legal
52162-2013-1010-59930085

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I hereby certify that this document is a true and correct copy of the original that was notarized by the undersigned under the affidavit number 2728.

In San Juan, Puerto Rico, this 25th day of February, 2014.

ILLICH OMAR COLON PUERTO RICO ABOGADO-NOTARIO

NOTARY PUBLIC

pwc



# Popular Securities, Inc.

(a wholly-owned subsidiary of Popular, Inc.)

## Statement of Financial Condition

## December 31, 2013

pwc

## Independent Auditor's Report

To the Board of Directors and Stockholder
of Popular Securities, Inc.

We have audited the accompanying statement of financial condition of Popular Securities, Inc. as of December 31, 2013.

### *Management's Responsibility for the Statement of Financial Condition*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Popular Securities, Inc. at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers, LLP

February 28, 2014

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2016
Stamp E97062 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

# Popular Securities, Inc.
**(a wholly-owned subsidiary of Popular, Inc.)**
## Statement of Financial Condition
## December 31, 2013

*(dollars in thousands, except share data)*

| | |
|---|---|
| **Assets** | |
| Cash | $ 1,377 |
| Cash segregated in compliance with federal and other regulations | 1 |
| Securities purchased under agreements to resell | 175,965 |
| Financial instruments owned, at fair value | |
| Pledged securities with creditors' rights to repledge | 24,997 |
| Other securities owned | 23,943 |
| Receivables from broker-dealers and counterparties | 3,291 |
| Accrued interest receivable | 375 |
| Receivables from affiliates | 2 |
| Fixed assets, net of accumulated depreciation of $2,628 | 1,365 |
| Deferred tax asset, net | 3,004 |
| Prepaid income taxes | 1,788 |
| Goodwill | 3,800 |
| Other intangible assets | 863 |
| Other assets | 4,414 |
| Total assets | $ 245,185 |
| **Liabilities and Stockholder's Equity** | |
| Securities sold under agreements to repurchase | $ 187,544 |
| Payables to broker-dealers and counterparties | 2,178 |
| Accrued interest payable | 46 |
| Accounts payable to affiliates | 433 |
| Accrued employee compensation and benefits | 2,012 |
| Deferred compensation | 1,825 |
| Other liabilities | 1,492 |
| Total liabilities | 195,530 |
| Commitments (Note 13) | |
| Stockholder's equity | |
| Capital stock, $25 stated value; 10,000 shares authorized; 1,000 shares issued and outstanding | 25 |
| Additional paid-in capital | 15,713 |
| Retained earnings | 33,917 |
| Total stockholder's equity | 49,655 |
| Total liabilities and stockholder's equity | $ 245,185 |

The accompanying notes are an integral part of these financial statements.

*(dollars in thousands, except share data)*

## 1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities, Inc. (the "Company") is engaged in investment banking, brokerage, and financial advisory services and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), clearing broker, and promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves books and records related to these accounts. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the significant accounting policies followed by the Company:

**Use of Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

**Income Recognition**

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees net of syndicate expenses, arising from offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing corporate finance advisory services. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts, and 3) sales concessions on a trade-date basis.

*(dollars in thousands, except share data)*

Principal transactions, net

Principal transactions, net are the trading gains and losses which are composed of both realized and unrealized gains and losses. These are recorded as the difference between the acquisition cost and the selling price or fair value. For presentation in the financial statements, these are reported net, on a trade date basis.

Interest and Dividend Income and Interest Expense

Interest income earned by the Company includes the following sources: interest earned on reverse repurchase transactions, and interest income earned by the Company on its trading portfolio. Interest expense arises from the following: interest on cash borrowings to finance payment for securities purchased, interest on cash collateral received in repurchase transactions and interest to subordinated lenders. For presentation in the financial statements, interest income is reported net of interest expense. Dividend income is derived from the investment in investment companies, and is recorded at ex-date.

Investment Advisory Fees

Investment advisory fees are based on the net assets of the client accounts. These revenues are received quarterly but are recognized as earned on a pro rata basis over the quarter.

Other Revenues

Other revenues includes fees charged on debit balances in customer margin accounts, and fees earned on distribution of investment companies.

**Securities Purchased/Sold Under Agreements to Resell/Repurchase**

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. Interest income and expense related to these agreements is recorded on an accrual basis.

It is the Company's policy to take possession of securities purchased under resale agreements and such collateral is not reflected in the financial statements. The Company monitors the market value of the securities received as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate.

The Company maintains control over the securities sold under repurchase agreements.

The Company nets certain repurchase and resale agreements with the same counterparty in the Statement of Financial Condition when the requirements of ASC 210-20-45-11 are met.

*(dollars in thousands, except share data)*

**Receivables and Payables to Broker-Dealers and Counterparties**
At December 31, 2013, receivables and payables to broker dealers and counterparties consist of the following:

| | | |
|---|---|---|
| **Receivables** | | |
| Clearing broker | $ | 960 |
| Net unsettled transactions | | 2,179 |
| Investment banking fees | | 103 |
| Other | | 49 |
| | $ | 3,291 |

| | | |
|---|---|---|
| **Payables** | | |
| Net unsettled transactions | $ | 2,177 |
| Other | | 1 |
| | $ | 2,178 |

The Company entered into an agreement with its clearing agent providing for margin borrowing with no predetermined limit or maturity date. The interest rate on this borrowing is the prevailing Brokers Call rate less 50 basis points. At December 31, 2013, the interest rate was 1.50%. There was no outstanding balance under this agreement as of December 31, 2013.

**Cash**
Cash includes cash on hand and in banks with original maturities of three months or less.

**Cash segregated in compliance with federal and other regulations**
Cash of $1 has been segregated in a special reserve bank account which is utilized to transfer customer funds between checking/saving accounts held at an affiliated bank, Banco Popular de Puerto Rico, to customer brokerage accounts maintained at the clearing broker.

**Allowance for Doubtful accounts**
The Company provides an allowance for doubtful accounts based on the estimated uncollectible amounts on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. Provisions made to this allowance are charged to operations.

*(dollars in thousands, except share data)*

**Fixed Assets**
Fixed assets are composed of furniture, equipment and leasehold improvements. Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

| | Useful life in years | Cost |
|---|---|---|
| Leasehold improvements | 10 | $ 2,041 |
| Furniture and fixtures | 5 | 1,590 |
| Electronic equipment | 3 | 305 |
| Vehicles | 5 | 57 |
| | | $ 3,993 |
| Less - accumulated depreciation and amortization | | (2,628) |
| | | $ 1,365 |

**Other Assets**
Included in Other Assets are forgivable loans made to financial consultants, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the terms specified in each agreement, which is generally four to nine years, using the straight-line method. Total net forgivable loans as of December 31, 2013 amounted to approximately $3,829.

**Income Taxes**
A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

**Goodwill and Other Intangibles**
Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Other intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Goodwill will not be amortized but rather will be tested at least annually for impairment. Other intangible assets that have a finite useful life are amortized over a period based on the expected useful life.

The Company completed all impairment tests and determined that there are no impairment losses to be recognized during the year ended December 31, 2013.

*(dollars in thousands, except share data)*

## 2. Financial Instruments Owned and Fair Value Measurements

Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820-10 "Fair Value Measurement and Disclosures" establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1-* Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

- *Level 2-* Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

- *Level 3-* Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Company employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Company's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

*(dollars in thousands, except share data)*

Following is a description of the Company's valuation methodologies used for assets measured at fair value:

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are segregated and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, LIBOR and swap curves, market data feeds such as MSRB, discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as certain GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.
- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Corporate debt securities and investment companies:** Quoted prices for these security types are obtained from broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, the corporate securities and mutual funds are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund shares are net asset value, dividend yield and type of assets in the fund. All funds trade based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Open-ended funds are considered to be liquid, as investors can sell their shares continually to the fund. Closed-end funds are traded on the secondary market at the shares' market value. Corporate debt securities that trade less frequently are classified as Level 3.

*(dollars in thousands, except share data)*

The following table sets presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

| ASSETS | Fair value measurements on a recurring basis as of December 31, 2013 Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Collateralized Mortgage Obligations | $ - | $ 426 | $ 1,423 | 1,849 |
| Puerto Rico, States and political subdivisions obligations | - | 7,586 | - | 7,586 |
| Mortgage and other asset-backed securities | - | 14,540 | 9,490 | 24,030 |
| Corporate debt and investment companies | - | 13,546 | 1,014 | 14,560 |
| Residual Interest Certificate | - | - | 915 | 915 |
| Financial instruments owned, at fair value | $ - | $ 36,098 | $ 12,842 | $ 48,940 |

There were no transfers between Level 1, Level 2 and Level 3 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2013:

| | For the year ended December 31, 2013 | | | | |
|---|---|---|---|---|---|
| | Mortgage and other asset-backed securities | Corporate Debt | Residual Interest Certificate | Collateralized Mortgage Obligations | Total |
| Balance at December 31, 2012 | $ 11,510 | $ 1,104 | $ 1,136 | $ 2,499 | $ 16,249 |
| Realized and Unrealized Gains (losses) included in earnings (1) | (41) | (90) | (221) | (18) | (370) |
| Purchases | 859 | - | - | 25 | 884 |
| Sales | (100) | - | - | (802) | (902) |
| Paydowns and maturities | (2,738) | - | - | (281) | (3,019) |
| Transfers into Level 3 | - | - | - | - | - |
| Balance at December 31, 2013 | $ 9,490 | $ 1,014 | $ 915 | $ 1,423 | $ 12,842 |

*(dollars in thousands, except share data)*

The following disclosure provides information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a Level 3 balance.

| | Fair Value at December 31, 2013 | Valuation Technique | Siginificant Unobservable Inputs | Weighted Average |
|---|---|---|---|---|
| Collateralized Mortgage Obligations | $ 1,423 | Discounted cash flow model | Weighted average life | 2.6 years (0.8 - 5.1 years) |
| | | | Yield | 4.3% (1.5% - 4.7%) |
| | | | Constant prepayment rate | 24.5% (21.0% - 25.7% |
| Residual Interest Certificate | $ 915 | Discounted cash flow model | Weighted average life | 5.5 years |
| | | | Yield | 12% |
| | | | Constant prepayment rate | 10.8% |
| Corporate Debt | $ 1,014 | Broker quotes | Evaluated quotes | N/A |
| Mortgage and other asset backed securities | $ 9,490 | Broker quotes | Evaluated quotes | N/A |

The significant unobservable inputs used in the fair value measurement of the collateralized mortgage obligations and residual interest certificate are yield, constant prepayment rate, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. These particular financial instruments are valued internally utilizing internal valuation techniques. The unobservable inputs incorporated into the internal discounted cash flow models used to derive the fair value of collateralized mortgage obligations and residual interest certificate are reviewed by the Parent Company's Corporate Treasury unit on a quarterly basis. In the case of Level 3 financial instruments which fair value is based on broker quotes, the Parent Company's Corporate Treasury unit reviews the inputs used by the broker-dealers for reasonableness utilizing information available from other published sources and validates that the fair value measurements were developed in accordance with ASC Topic 820. The Parent Company's Corporate Treasury unit also substantiates the inputs used by validating the prices with other broker-dealers, whenever possible. At December 31, 2013, Level 3 securities were valued based on broker-dealer indicative quotes or third party vendor pricing determined using pricing models, discounted cash flows methodologies, or similar techniques, for which the determination of fair value is based on significant unobservable inputs that require significant judgment or estimation.

### Financial Instruments Not Measured at Fair Value

Following is a description of the Company's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value, but for which the fair value is disclosed. The disclosure requirements exclude certain financial instruments and all non-financial instruments.

*(dollars in thousands, except share data)*

- **Cash:** includes cash on hand. The carrying amount of cash is a reasonable estimate of its fair value. Cash is classified as Level 1.
- **Securities purchased under agreements to resell:** includes highly liquid instruments with an average maturity of three months or less. For this reason, they carry a low risk of changes in value as a result of changes in interest rates, and the carrying amount approximates their fair value. These instruments are classified as Level 2.
- **Securities sold under agreements to repurchase:** includes securities sold under agreements to repurchase with short-term maturities approximate fair value because of the short-term nature of those instruments. Securities sold under agreements to repurchase are classified as Level 2.

The following table presents the carrying and estimated fair values for financial instruments with their corresponding level in the fair value hierarchy.

| | At December 31, 2013 | | | | |
|---|---|---|---|---|---|
| | Carrying amount | Fair value | Level 1 | Level 2 | Level 3 |
| **Financial Assets:** | | | | | |
| Cash | $ 1,377 | $ 1,377 | $ 1,377 | $ - | $ - |
| Securities purchased under agreements to resell | $ 175,965 | $ 175,965 | $ - | $ 175,965 | $ - |
| **Financial Liabilities:** | | | | | |
| Securities sold under agreements to repurchase | $ 187,544 | $ 187,544 | $ - | $ 187,544 | $ - |

## 3. Securitization Residual Interest

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained a residual interest certificate (interest only). The residual interests is accounted for at fair value and included in the "Residual Interest Certificate" caption above. Cash flows received on the residual retained interest were approximately $294 for the year ended December 31, 2013.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the residual retained interest, for which fair value is based on discounted cash flows:

| | |
|---|---|
| Fair value of residual retained interest | $ 915 |
| Weighted-average life (in years) | 5.53 |
| Prepayment speed assumption | 180 |
| Discount rate (yield) | 12% |

*(dollars in thousands, except share data)*

## 4. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of December 31, 2013 was as follows:

| | |
|---|---|
| Repledged | $ 189,307 |
| Not repledged | 20,734 |
| | $ 210,041 |

The repledged securities were used as underlying collateral for securities sold under agreements to repurchase.

## 5. Goodwill and Other Intangible Assets

At December 31, 2013, goodwill and other intangible assets consist of the following:

| | Useful Life (years) | |
|---|---|---|
| Customer lists | 10 | $ 1,500 |
| Covenant not to compete | 3 | 71 |
| | | 1,571 |
| Less - Accumulated amortization | | (708) |
| Other intangibles | | 863 |
| Goodwill | | 3,800 |
| Goodwill and other intangibles | | $ 4,663 |

## 6. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2013:

| | |
|---|---|
| Securities sold under agreements to repurchase | $ 187,544 |
| Maximum aggregate balance outstanding at any month-end | $ 299,303 |
| Average monthly aggregate balance outstanding | $ 253,406 |
| Weighted average interest rate | |
| At December 31, 2013 | 0.42% |
| For the period | 0.44% |

*(dollars in thousands, except share data)*

## 7. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on November 15, 2017. Under the agreement, the Company may borrow up to $50,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for three-months LIBOR plus 7.90 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding as of December 31, 2013.

## 8. Deferred Compensation

The Company maintains a Deferred Compensation Plan (the "Plan"), which is divided into two deferral methods, depending on the employee's group.

Under the Plan, non-financial consultant participants earning over $150 are required to defer a portion of their incentive performance bonus. The dates on which participants are vested as follows: (a) 50% at the end of the fiscal year in which the amounts were deferred and (b) 50% at the end of the subsequent fiscal year for which the amounts were deferred.

Total amount deferred related to this Plan included in deferred compensation as of December 31, 2013 amounted to $95.

Total liability under the Plan for the non-financial consultant employees not deferred, included in accrued employee compensation and benefits, amounted to $1,106.

Under the Plan, retail division (financial consultants) participants' deferred compensation must be deferred completely. The principal and interest thereon have a vesting period of three years. The deferred compensation expense related to this Plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan.

Total Plan liability for retail division employees as of December 31, 2013 amounted to $1,730 included as deferred compensation in the Statement of Financial Condition.

## 9. Employee Benefit Plan

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliated company.

*(dollars in thousands, except share data)*

## 10. Income Taxes

Temporary differences which give rise to the deferred tax asset at December 31, 2013, are as follows:

| | | |
|---|---|---|
| **Deferred tax asset** | | |
| Deferred compensation | $ | 847 |
| Unrealized loss on securities owned | | 2,423 |
| Reserve for uncollectible accounts | | 268 |
| Other | | 177 |
| Deferred tax asset | $ | 3,715 |
| | | |
| **Deferred tax liability** | | |
| Goodwill amortization for tax purposes | $ | 711 |
| Net deferred tax asset | $ | 3,004 |

Management assessed the realizability of the deferred tax asset, and determined that no valuation allowance was necessary for the period ended December 31, 2013.

## 11. Derivatives

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Most of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as means of risk management. Gains and losses on derivatives used for trading purposes are generally included as "Principal transactions, net" in the Statement of Operations.

By using derivative instruments, the Company exposes itself to credit and market risk. If a counterparty fails to fulfill its performance obligation under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. Generally, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, thus creating a repayment risk for the Company. The repayment risk is minimized by requiring posting of collateral within certain thresholds. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate future contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Future contracts are generally traded on an exchange, and are marked to market daily, and are subject to margin requirements. TBAs are a forward mortgage-backed securities trade. The risk involved with TBAs is minimum as the exposure from these instruments is collateralized.

*(dollars in thousands, except share data)*

The notional amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

There were no financial instruments designated as non-hedging derivatives outstanding as of December 31, 2013.

## 12. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2013, the Company had 67% of its repurchase agreements with an unrelated financial institution.

The Company is subject to concentration risk by holding large positions in certain types of securities of a single issuer, including issuers located in a particular country or geographic area. At December 31, 2013, the Company had $7,600 in obligations issued or guaranteed by the Puerto Rico Government, its municipalities, and public corporations as part of its trading securities portfolio. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

## 13. Commitments and Contingent Liabilities

At December 31, 2013, the Company has obligations under a number of noncancelable leases, for office space which require rental payments as follows:

| Year | Minimum Payments |
| --- | --- |
| 2014 | $ 962 |
| 2015 | 830 |
| 2016 | 135 |
| 2017 | 106 |
| 2018 and thereafter | 50 |
| | $ 2,083 |

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is charged to "Deferred rent obligation", which is included in "Accounts payable to affiliates" in the accompanying Statement of Financial Condition. Total Deferred rent obligation as of December 31, 2013 amounted to $77.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be

*(dollars in thousands, except share data)*

predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company although those might be material to operating results for any particular period, depending, in part, upon operating results for that period.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the loss. Once established, the accrual is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no accrual is established. As of December 31, 2013, the Company has $250 in legal accruals.

## 14. Clearance Agreements

The Company has clearing and custody agreements with National Financial Services, Inc. ("NFS"), for its retail brokerage operation. The Company's institutional division self-clears its transactions through Bank of New York. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

## 15. Guarantees

Under the terms of the clearance agreement with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for these indemnifications. During 2013, the Company did not pay any amounts related to these guarantees.

## 16. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. As of December 31, 2013, there were outstanding resale and repurchase agreements with affiliates and affiliated funds of $61,302 and $62,402, respectively. Accrued interest receivable and payable related to these transactions amounted to $23 and $20, respectively.

At December 31, 2013, the Company owned securities issued by affiliates and affiliated funds with a fair value of approximately $3,874.

*(dollars in thousands, except share data)*

## 17. Stock Option Plan

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the granting of incentive awards in the form of Annual Incentive Awards, Long-term Performance Unit Awards, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Units or Performance Shares. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). The Company is allocated stock compensation expense based upon an analysis of the awards granted to its employees. This Incentive Plan provides for the issuance of Popular Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

## 18. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2013, the Company's net capital of $13,309 was $12,065 in excess of required net capital of $1,244. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

## 19. Subsequent Events

Management has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2013 up to February 28, 2014, the date the financial statements were available to be issued.

On January 1, 2014, the Company changed its business structure from a Puerto Rico corporation to a Puerto Rico Limited Liability Corporation (LLC) and made an election under the Internal Revenue Code of 2011 to be taxed as a partnership. This change does not have any impact on the business operation of the entity. It was done to improve the tax structure of Popular, Inc. and its subsidiaries as an LLC with a partnership election is treated as a pass through entity. As such, the Company will not be subject to income tax as this liability will pass through to its shareholder.

Starting near the end of the second quarter of 2013, municipal securities in the U.S. and local municipal securities in Puerto Rico began trading at lower prices and higher yields compared to benchmarks of the past two years. This is likely the result of several reasons, including a downgrade of certain municipalities by independent credit rating agencies. Puerto Rico municipal securities have also experienced a decline in prices due, in part, to concerns about the Puerto Rico economy. On February 4, 2014, Standard & Poor's ("S&P") lowered its ratings on the Commonwealth of Puerto Rico general obligation (GO) debt, as well as its debt ratings on Puerto Rico's Employee Retirement System to 'BB+' from 'BBB-'. On February 7, 2014, Moody's Investors Service, Inc. ("Moody's") also downgraded the GOs to 'Ba2' from 'Baa3' as well as most ratings linked to such general obligation rating, which were downgraded two notches. Fitch Ratings ("Fitch")

*(dollars in thousands, except share data)*

followed this 2 notch downgrade of Puerto Rico's GOs on February 11, 2014, to 'BB' from 'BBB-'. While the Government of Puerto Rico has taken a number of steps to strengthen its fiscal position, it is expected that uncertainty and volatility will remain, as the results of many of these measures have yet to be realized. At this time, the Company believes that the recent credit rating downgrades will not have a significant effect on the Company's financial results, though no assurance may be given to such effect. Financial instruments owned, at fair value, of approximately $7,300 as of December 31, 2013 were downgraded to non-investment grade subsequent to December 31, 2013.